Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “General Information” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statements of Additional Information in Post-Effective Amendment No. 1374 to the Registration Statement (Form N-1A, No. 333-123257 and No. 811-10325) of Market Vectors ETF Trust and to the incorporation by reference of our report dated November 18, 2013 on Bank and Brokerage ETF, Biotech ETF, Environmental Services ETF, Gaming ETF, Pharmaceutical ETF, Retail ETF, Semiconductor ETF, and Wide Moat ETF (eight of the investment funds constituting part of Market Vectors ETF Trust) included in the Annual Report to Shareholders for the fiscal year ended September 30, 2013.

Ernst & Young LLP

New York, NY

January 24, 2014

A member firm of Ernst & Young Global Limited